December 4, 2024

Hunter Horsley
President
Bitwise Solana ETF
c/o Bitwise Investment Advisers, LLC
250 Montgomery Street, Suite 200
San Francisco, CA 94104

       Re: Bitwise Solana ETF
           Registration Statement on Form S-1
           Filed November 21, 2024
           File No. 333-283391
Dear Hunter Horsley:

       We have reviewed your registration statement and have the following comment.

Registration Statement on Form S-1
General

1. You state that the investment objective of the Trust is to provide exposure to the price of Solana and that you will meet the objective by holding Solana. The Commission has stated that Solana is offered and sold as a security under the federal securities laws. In that regard, we refer you to the complaints filed by the Commission against
       Binance Holdings Limited, BAM Trading Services Inc., BAM Management US Holdings Inc. and Changpeng Zhao, Coinbase, Inc. and Coinbase Global,
Inc., and
       Payward, Inc. and Payward Ventures, Inc. Therefore, the Trust appears to meet the definition of an investment company under the Investment Company Act of 1940.
       Please file a request for withdrawal of the registration statement. December 4, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at
202-551-3758 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets